News for Immediate Release

CORRECTION: Electrovaya Announces date for Q4/FY-2022 Financial

Results Conference Call and Webcast

Toronto, Ontario - November 28, 2022 Electrovaya Inc. (TSX: EFL) (OTCQB:EFLVF), a lithium-ion battery technology and manufacturing company, announces that it will release its fourth quarter and fiscal year 2022 financial results ending Sept 30, 2022, after market close on Monday, December 5th, 2022. Followed by a conference call and webcast with slides at 5:00 p.m. EST on the same day, presented by CEO, Dr. Raj DasGupta and CFO, John Gibson to discuss the financial results and provide a business update.

Conference Call & Webcast details:

● Date: Monday, December 5th, 2022

● Time: 5:00 p.m. Eastern Standard Time (EST)

● Toll-Free: 877-407-8291 / 201-689-8345

● Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=eyCY4Yn5

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on December 5, 2022 through December 19, 2022. To access the replay, the dial-in number is (877) 660-6853 and (201) 612-7415. The replay access ID is 13734699.

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power.. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.